EXHIBIT 99.1

Huazhu Group Limited Announces Leverage Covenant Waiver for Existing Syndication Loan and Preliminary Results for Hotel Operations in the First Quarter of 2020

SHANGHAI, China, April 23, 2020 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu”, “we” or “our”), a world-leading hotel group, today announced leverage covenant waiver for existing syndication loan and preliminary results for hotel operations in the first quarter ended March 31, 2020. Upon the completion of Deutsche Hospitality (“DH”) on January 2, 2020, we added 5 new hotel brands, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, Intercity Hotel and Zleep Hotel. In this press release, we provide separate operating results for Legacy-Huazhu and Legacy-DH.

Leverage Covenant Waiver for Existing Syndication Loan
On April 17, 2020, our syndication banks approved to release Huazhu from the original six-month-tested financial covenants for a period up to June 30, 2021, subject to the satisfaction of certain amended covenants. The 3-year syndication loan consists of USD500 million and EUR440 million, due in December 2022. The amended covenants mainly include: (1) minimum EBITDA requirement of RMB1 billion for the second half of 2020; (2) net asset value should be more than zero; and (3) no cash dividend during the waiver period.

COVID-19 Impact in Q1 2020
China, where COVID-19 first started to have an impact in late January, has experienced steadily improving trends. Domestic travel is gradually rebuilding with eased travel restrictions and national policy for resuming production and work. The number of our temporarily closed hotels declined from the peak of 2,310 hotels in mid-February down to 369 hotels as of March 31, 2020. During Q1 2020, the governmental authorities requisitioned accumulatively 610 Huazhu hotels (2 million room nights, 12% of which were from our leased hotels) at various locations and periods for medical support workers and quarantine purposes. As of March 31, 2020, Huazhu had 374 hotels under governmental requisition.

Since the COVID-19 outbreak in Europe in March, DH has temporarily closed its hotels. 85 DH hotels were temporarily closed as of March 31, 2020, including 49 leased hotels and 36 manachised and franchised hotels.

Excluding the addition of DH, net revenues for Q1 2020 are expected to decline 45% to 47% (not fully reflecting the revenues from our hotels under governmental requisition) year-over-year. We don’t recognize the revenues from our hotels under governmental requisition until the settlement from governmental authorities. Including the revenue contribution from DH, net revenues for Q1 2020 are expected to decline 14% to 16% year-over-year.

Heading into Q2 2020, more business and leisure travel demand continues to recover in China. We are now accelerating new hotel openings and signings of new franchisees to help us keep on track toward our 2020 growth target.

Operating Results: Legacy-Huazhu

	Number of hotels				Number of rooms
	Opened in Q1 2020	Closed (1) in Q1 2020	Net added in Q1 2020	As of March 31, 2020	As of March 31, 2020

Leased and owned hotels	10	(9)	1	689	88,355
Manachised and franchised hotels	286	(67)	219	5,149	464,007
Total	296	(76)	220	5,838	552,362

(1) The reasons for hotel closures mainly include non-compliance to brand standards, operating losses, and property-related issues. In Q1 2020, we had 14 hotels closed for brand upgrade and business model change purposes

	As of March 31, 2020
	Number of hotels	Unopened hotels in pipeline
Economy hotels	3,992	1,128
Leased and owned hotels	460	6
Manachised and franchised hotels	3,532	1,122
Midscale and upscale hotels	1,846	1,206
Leased and owned hotels	229	29
Manachised and franchised hotels	1,617	1,177
Total	5,838	2,334

All hotels (excluding hotels under requisition)
	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2019	2019	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	258	277	211	-18.4%
Manachised and franchised hotels	211	223	184	-12.8%
Blended	221	232	189	-14.6%
Occupancy rate (as a percentage)
Leased and owned hotels	83.6%	84.7%	40.3%	-43.3p.p.
Manachised and franchised hotels	79.8%	81.6%	39.4%	-40.4p.p.
Blended	80.6%	82.2%	39.6%	-41.0p.p.
RevPAR (in RMB)
Leased and owned hotels	216	235	85	-60.6%
Manachised and franchised hotels	169	182	73	-56.9%
Blended	178	191	75	-58.1%

Operational hotels (excluding ①hotels under requisition, ②hotels temporarily closed)
	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2019	2019	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	258	277	211	-18.4%
Manachised and franchised hotels	211	223	184	-12.8%
Blended	221	232	189	-14.6%
Occupancy rate (as a percentage)
Leased and owned hotels	83.6%	84.7%	43.8%	-39.8p.p.
Manachised and franchised hotels	79.8%	81.6%	47.4%	-32.5p.p.
Blended	80.6%	82.2%	46.7%	-33.9p.p.
RevPAR (in RMB)
Leased and owned hotels	216	235	92	-57.2%
Manachised and franchised hotels	169	182	87	-48.3%
Blended	178	191	88	-50.5%

Same-hotel operational data by class
Mature hotels in operation for more than 18 months (excluding hotels under requisition)
	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended		yoy	For the quarter ended		yoy	For the quarter ended		yoy
	March 31,		March 31,		change	March 31,		change	March 31,		change
	2019	2020	2019	2020		2019	2020		2019	2020	(p.p.)
Economy hotels	2,421	2,421	155	76	-50.6%	179	150	-16.2%	86.3%	50.9%	-35.4
Leased and owned hotels	411	411	173	78	-55.2%	197	160	-18.8%	87.8%	48.5%	-39.3
Manachised and franchised hotels	2,010	2,010	150	76	-49.2%	174	147	-15.4%	85.9%	51.6%	-34.3
Midscale and upscale hotels	850	850	247	108	-56.2%	320	259	-18.9%	77.3%	41.7%	-35.5
Leased and owned hotels	173	173	299	112	-62.7%	378	291	-23.1%	79.1%	38.3%	-40.8
Manachised and franchised hotels	677	677	229	107	-53.4%	299	248	-17.0%	76.6%	43.0%	-33.6
Total	3,271	3,271	184	87	-52.8%	220	180	-17.9%	83.5%	48.0%	-35.5

Operating Results: Legacy-DH

Number of hotels			Number of rooms		Unopened hotels in pipeline
Opened in Q1 2020	Closed in Q1 2020	Net added in Q1 2020	As of March 31, 2020	As of March 31, 2020	As of March 31, 2020

Leased hotels	3	(2) 1	67	12,327	28
Manachised and franchised hotels	2	(7) (5)	48	10,799	13
Total	5	(9) (4)	115	23,126	41

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2019	2019	2020	change
Average daily room rate (in EUR)
Leased hotels	104	105	97	-6.9%
Manachised and franchised hotels	83	88	80	-4.4%
Blended	95	97	89	-5.9%
Occupancy rate (as a percentage)
Leased hotels	64.8%	72.8%	52.6%	-12.2p.p.
Manachised and franchised hotels	58.6%	65.0%	50.4%	-8.2p.p.
Blended	61.9%	69.1%	51.7%	-10.3p.p.
RevPAR (in EUR)
Leased hotels	67	76	51	-24.4%
Manachised and franchised hotels	49	57	40	-17.7%
Blended	59	67	46	-21.6%

DH hotels by region

	Number of hotels
	As of March 31, 2020
	All	Leased	Manachised and franchised
Europe	93	67	26
-Germany	70	51	19
North Africa	17	0	17
Asia	5	0	5
Total	115	67	48

Hotel Portfolio by Brand
Huazhu has realigned our brands for accelerated quality growth. During 2020: (1) we have reclassified our Ibis hotels as economy hotels; (2) we have consolidated HanTing Premium to HanTing; and (3) we have consolidated Grand Madison to Madison.

	As of March 31, 2020
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,004	336,004	1,138
HanTing Hotel	2,630	245,171	503
Hi Inn	464	26,956	130
Elan Hotel	713	42,375	424
Ibis Hotel	185	20,254	71
Zleep Hotel	12	1,248	10
Midscale and upscale hotels	1,949	239,484	1,237
Ibis Styles Hotel	59	7,120	33
Starway Hotel	367	31,616	281
JI Hotel	885	111,205	469
Orange Hotel	255	29,199	164
Crystal Orange Hotel	95	12,760	63
Manxin Hotel	52	4,702	35
Madison Hotel	15	1,933	28
Mercure Hotel	71	12,733	81
Novotel Hotel	9	2,818	13
Joya Hotel	8	1,407	4
Blossom Hill Hotels & Resorts	24	832	25
Grand Mercure Hotel	6	1,281	10
Steigenberger Hotels & Resorts	50	11,909	8
Intercity Hotel	42	7,537	19
Maxx by Steigenberger	5	777	1
Jaz in the City	2	424	2
Other partner hotels	4	1,231	1
Total	5,953	575,488	2,375

About Huazhu Group Limited
Originated in China, Huazhu Group Limited is a world-leading hotel operator and franchisor. As of March 31, 2020, Huazhu operated 5,953 hotels with 575,488 rooms in operation in 15 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, and Blossom Hill Hotels & Resorts. Upon the completion of Deutsche Hospitality acquisition on January 2, 2020, Huazhu added 5 brands to our portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, Intercity Hotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of March 31, 2020, Huazhu operates 17 percent of its hotel rooms under lease and ownership model, and 83 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Huazhu Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com